Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated January 10, 2013

Registration No. 333-168705

FINAL TERM SHEET

Dated:  January 10, 2013

Issuers:	DIRECTV Holdings LLC (the “Company”) and DIRECTV Financing Co., Inc. (together with the Company, the “Issuers”)

Guarantors:	DIRECTV DIRECTV, LLC DIRECTV CUSTOMER SERVICES, INC. DIRECTV MERCHANDISING, INC. DIRECTV ENTERPRISES, LLC LABC PRODUCTIONS, LLC DIRECTV HOME SERVICES, LLC

Security:	1.750% Senior Notes due 2018

Principal Amount:	$750,000,000

Maturity:	January 15, 2018

Coupon (Interest Rate):	1.750% per annum

Benchmark Treasury:	0.750% due 12/31/2017

Benchmark Treasury Spot and Yield:	99-26 ¾ (0.784%)

Spread to Benchmark Treasury:	+115 basis points

Yield to Maturity:	1.934%

Interest Payment Dates:	Semi-annually on July 15 and January 15, commencing July 15, 2013

Make-Whole Call:	Greater of 100% or Treasury plus 20 basis points

Price to Public:	99.127%

Settlement Date:	January 15, 2013 (T+3)

Trade Date:	January 10, 2013

Denominations:	$2,000 & $1,000

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Lloyds Securities Inc.
RBS Securities Inc.
Santander Investment Securities Inc.
SMBC Nikko Capital Markets Limited
UBS Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

CUSIP / ISIN Number/ Common Code:	25459H BH7 / US25459HBH75

As Adjusted Financial Information:

After giving effect to this offering of notes (and prior to any application of the proceeds therefrom), as of September 30, 2012, cash and cash equivalents would have been $3,160 million and total current assets would have been $6,571 million.

The Issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the Commission for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the Commission web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free, Goldman, Sachs & Co. at (866) 471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC at (866) 718-1649.